WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Cash	$	724,179
Accounts receivable		374,806
Prepaid expenses		2,764
	$	1,101,749

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Management fees payable, related party	$	54,084
Accrued expenses		104,524
		158,607
Member's equity		943,142
	$	1,101,749

See notes to financial statements